United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Apple Inc.

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Apple Inc.

RE: The case for voting AGAINST Al Gore’s 21st term on the Board of Directors for the Company.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal No. 6 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Introduction

National Legal and Policy Center (“NLPC”) urges shareholders to vote AGAINST Al Gore as a nominee (under Proposal No. 1) to serve a 21st term on the Apple Inc. (“Apple” or the “Company”) Board of Directors, as listed on the 2023 proxy ballot.

Since losing his 2000 Presidential Election bid against George W. Bush, Mr. Gore has built a personal brand for himself as an expert on climate change. In 2004, he co-founded Generation Investment Management LLP, a self described “pure play sustainable investment manager,”[1] where he remains the Chairman.[2] In addition, according to Apple’s 2023 Proxy Statement, Mr. Gore is also a partner and advisor at venture capital firm Kleiner Perkins[3] and the founder and Chairman of The Climate Reality Project.[4]

Mr. Gore has little technology, financial, or leadership success. His board membership relies heavily on his climate change expertise. However, Mr. Gore’s climate predictions have been mostly false; he lives a hypocritical carbon-intensive lifestyle; and his climate activism has been a tool for his personal enrichment, much of which depends on industries whose existence relies on government tax credits and subsidies. In addition, he remains vocal and active on progressive political issues, putting Apple’s apolitical reputation at risk. For those reasons, shareholders should vote against his continuation as a director on Apple’s board.

Lack of Other Experience

Apple’s 2023 Proxy Statement5 lists “corporate governance” as one of Mr. Gore’s director skills, which it defines as:

Experience on public company boards develops an understanding of the dynamics and operation of a corporate board and its relationship with the chief executive officer and other senior management, as well as deep knowledge of corporate governance practices and policies, and an appreciation of how they can impact the Company.

However, before joining the team at Apple, Mr. Gore had never served on a corporate board. By comparison, every other board member has experience in executive leadership at a major corporation, or serves on the board of another Fortune 500 public company.

Apple’s 2023 Proxy Statement lists “Innovation and Technology” as another of Mr. Gore’s skills, defined as:

1 Our Firm. Generation Investment Management. See https://www.generationim.com/our-firm/

2 Our Leadership. Generation Investment Management. See https://www.generationim.com/our-firm/our-leadership/

3 Al Gore. Kleiner Perkins. See https://www.kleinerperkins.com/people/al-gore

4 Who We Are. Climate Reality Project, February 6, 2023. See https://www.climaterealityproject.org/who-we-are

5 2023 Proxy Statement. Apple, Inc. See https://s2.q4cdn.com/470004039/files/doc_financials/2023/Proxy_Statement_2023.pdf

Directors with an understanding of innovation and technology, including through experience in technology-related business or driving scientific innovation, are strategically equipped to oversee Apple’s innovation-focused product and services roadmap.

Yet Mr. Gore has no prior business or technology experience. Instead, he studied government while at Harvard.[6] According to his biography on the U.S. Senate’s website, “After graduating from Harvard University in 1969, he enlisted in the U.S. Army and spent six months as a journalist in Vietnam. Gore attended divinity school and later law school at Vanderbilt University and worked as an investigative reporter for the Nashville Tennessean before deciding to enter politics in 1976.”[7] As a Senator, he earned a reputation for his interest in technology issues. However, legislating technological developments is significantly different from creating them.

Mr. Gore’s only private-sector experience is his involvement in Generation IM and Kleiner Perkins—both investment firms. Compared to the rest of Apple’s board, he has no experience managing crucial business functions like product development, global operations, or compliance. In addition, he holds one of four positions on Apple’s Nominating Committee and one of three positions on Apple’s Compensation Committee,8 despite lacking the requisite experience.

Harvard Business Review asked over 5,000 board members for the top three areas of expertise they seek when considering new members. Fifty-one percent included industry knowledge in their top three, followed by strategy and financial/audit with 34 percent and 30 percent, respectively. Mr. Gore’s primary area of “expertise” is climate change, dating back to his political career (more on Mr. Gore’s climate change expertise below). However, climate change was not even included in the survey’s list of thirteen areas of expertise.9

According to a report published in 2014 by McKinsey & Company, corporate boards are increasingly overwhelmed by supporting executives. This focus prevents them from developing long-term strategies. The report recommended a solution: corporate boards should carefully

6 Franklin, D. R., & Avi-Yonah, S. S. “Al Gore to Speak at Harvard College Class Day,” The Harvard Crimson, May 2, 2019. See https://www.thecrimson.com/article/2019/5/2/al-gore-harvard-class-day/

7 U.S. Senate. “Albert Gore, Jr.: A Featured Biography,” Senate.gov, June 2, 2021. See https://www.senate.gov/senators/FeaturedBios/Featured_Bio_Gore_Al_Jr.htm

8 2023 Proxy Statement. Apple, Inc. See https://s2.q4cdn.com/470004039/files/doc_financials/2023/Proxy_Statement_2023.pdf

9 Groysberg, B., & Cheng, J. Y.J. “Innovation Isn't a Top Priority, According to a Survey of 5,000+ Board Members,” Harvard Business Review, January 20, 2021. See https://hbr.org/2018/09/innovation-should-be-a-top-priority-for-boards-so-why-isnt-it select members with diverse, relevant knowledge and business experience.10 Considering corporate boards are already spread thin, it is unwise to allocate one of nine crucial seats at the world’s most valuable and profitable company to Mr. Gore, who has no relevant business experience.

Climate Change

As previously mentioned, Mr. Gore has built a reputation as an expert on climate change. As a Senator and later Vice President, he fought for regulations on carbon dioxide emissions. After losing the 2000 U.S. Presidential Election, he co-founded Generation IM. According to the firm’s website, “Generation has played a pioneering role in the development of sustainable and environmental, social and governance (ESG) investing.”11 Mr. Gore also founded the Climate Reality Project, a non-profit organization which spent roughly $18 million in 2021 to support climate change mitigation efforts.12 Lastly, he serves as a partner and climate advisor to Kleiner Perkins.

In addition to his private-sector endeavors, Mr. Gore has used his public profile to drive awareness of climate change. His efforts include multiple books, the 2006 documentary An Inconvenient Truth, its 2017 sequel An Inconvenient Sequel: Truth to Power, and numerous public appearances at prestigious venues such as the United Nations, the World Economic Forum,[13] and The Copenhagen Climate Conference.[14] He was co-awarded the Nobel Peace Price in 2007 for his efforts to fight climate change.[15]

Meanwhile, Apple has tried to position itself as a corporate leader in the fight against climate change. According to Apple’s 2022 Environmental Progress Report, the firm recognizes that “the environmental challenges we face today are significant, and we are responding with urgency and dedication.” The report also features an April 13, 2021 tweet from Lisa Jackson, vice president of Environment, Policy and Social Initiatives at Apple: “We’re determined to do our part to fight climate change & believe transparency is an important part of this. Apple has publicly disclosed

10 Casal, C., & Caspar, C. “Building a Forward-Looking Board,” McKinsey & Company, July 29, 2021. See https://www.mckinsey.com/capabilities/strategy-and-corporate-finance/our-insights/building-a-forward-looking-board

11 Our Firm. Generation Investment Management. See https://www.generationim.com/our-firm/

12 2021 Annual Report. Climate Reality Project, December 16, 2022. See https://www.climaterealityproject.org/2021-annual-report#financials

13 “Al Gore - Agenda Contributor,” World Economic Forum. See https://www.weforum.org/agenda/authors/al-gore

14 Roug, L. “Al Gore Arrives in Copenhagen,” Politico, December 14, 2009. See https://www.politico.com/story/2009/12/al-gore-arrives-in-copenhagen-030561

15 The Nobel Peace Prize 2007. Nobel Prize. See https://www.nobelprize.org/prizes/peace/2007/gore/biographical/

our greenhouse gas emissions for a decade, and we believe other companies should do the same.”16

Apple’s 2023 Proxy Statement includes “Environment and Climate” as one of its desired director skills, defined as:

At Apple, we believe business can and should be a force for good. Directors with experience leading efforts to mitigate climate change and other environmental impacts are well qualified to oversee our environmental programs and product development.

Given Mr. Gore’s public perception as a climate crusader, he would appear to be a good fit for this role.

However, Apple’s shareholders should consider the opportunity cost of allocating a crucial board seat solely based on climate expertise, considering climate change mitigation is wholly unrelated to Apple’s core business. Alternatively, “Environment and Climate” responsibilities could be shared among board members in addition to the relevant expertise they already possess.

Misleading Climate Resume

Even if shareholders believe a valuable board seat should be allocated based on the “Environment and Climate” criteria alone, Mr. Gore is a poor choice. He has no background or experience in research or climate science, and his climate predictions have been consistently false, while his resume is light on tangible success, including:

•At the Copenhagen Climate Conference in 2009, Mr. Gore claimed that there was “a 75 percent chance that the entire north polar ice cap, during some of the summer months, could be completely ice-free within the next five to seven years.”17 However, according to the National Aeronautics and Space Administration, the melting rate is far slower, with the Arctic ice minimum declining at 12.6 percent per decade.18

•In 2006, Mr. Gore predicted that global sea level would rise by 20 feet. Yet global sea level has only risen 8-9 inches since 1880, and it only rose by 3.8 inches from 1993-2021.19

•An Inconvenient Truth claimed that carbon emissions would increase extreme weather.20 However, in 2013, the U.N. Intergovernmental Panel on Climate Change expressed “low

16 Apple Environmental Progress Report 2022. Apple, Inc. April 20, 2022. See https://www.apple.com/environment/pdf/Apple_Environmental_Progress_Report_2022.pdf

17 James, F. “Al Gore Slips on Arctic Ice; Misstates Scientist's Forecast,” NPR, December 15, 2009. See https://www.npr.org/sections/thetwo-way/2009/12/al_gore_trips_on_artic_ice_mis.html

18 Arctic Sea Ice Minimum. NASA. See https://climate.nasa.gov/vital-signs/arctic-sea-ice/

19 Lindsey, R. “Climate Change: Global Sea Level,” NOAA, April 19, 2022. See https://www.climate.gov/news-features/understanding-climate/climate-change-global-sea-level#:~:text=April%2019%2C%202022-,Highlights,3.8%20inches)%20above%201993%20levels.

20 Lomborg, B. “Al Gore's Climate Sequel Misses a Few Inconvenient Facts,” The Wall Street Journal, July 27, 2017. See https://www.wsj.com/articles/al-gores-climate-sequel-misses-a-few-inconvenient-facts-1501193349 confidence” that climate change leads to increased duration or intensity of extreme weather events.21

•Mr. Gore helped negotiate the Kyoto Protocol, one of the world’s first international climate agreements. However, in 2017, an article in the Journal of Environmental Economics and Management determined that, “according to our results, the KP had no verifiable effect on the CO2 emissions of ratifying Annex B countries.”22

Personal Enrichment

Mr. Gore has used his public perception as a climate expert as a tool for personal enrichment. Generation IM manages roughly $36 billion in assets.[23] Its top-three positions—Amazon.com, Charles Schwab, and Microsoft—are unrelated to renewable energy.[24] While Generation IM historically has invested a portion of its assets in renewable energy solutions, according to its Stewardship and Engagement Policy,[25] it has failed to incorporate ESG considerations into all its investment decisions. According to an analysis by Bloomberg, companies in Generation IM’s largest, $26.4 billion fund “have increased their planet-warming greenhouse gas emissions in recent years.”[26]

21 IPCC (2013). Summary for Policymakers. Climate Change 2013: The Physical Science Basis. Contribution of Working Group I to the Fifth Assessment Report of the Intergovernmental Panel on Climate Change. See https://www.ipcc.ch/site/assets/uploads/2018/02/WG1AR5_SPM_FINAL.pdf

22 Zhang, J., Copeland, B. R., Carbone, J. C., Aichele, R., Abadie, A., & Angrist, J. “Analyzing The Effectiveness of International Environmental Policies: The Case of the Kyoto Protocol,” Journal of Environmental Economics and Management, November 17, 2016. See https://www.sciencedirect.com/science/article/pii/S0095069616304296

23 Weber, H. “Al Gore’s Generation just launched its largest-ever growth fund,” TechCrunch.com, May 18, 2022. See https://techcrunch.com/2022/05/18/al-gores-generation-launches-largest-growth-fund/.

24 Vincent, J. “Tracking Al Gore's Generation Investment Management Portfolio – Q3 2022 Update,” Seeking Alpha, December 5, 2022. See https://seekingalpha.com/article/4562268-tracking-al-gore-generation-investment-management-portfolio-q3-2022-update.

25 Stewardship and Engagement Policy. Generation Investment Management. See https://www.generationim.com/media/szehbwcb/stewardship-and-engagement.pdf.

26 Kishan, S. & Buhayar, N. “Al Gore’s Struggles With ESG Show the Messiness of Green Investing,” Bloomberg, February 15, 2023. See https://www.bloomberg.com/news/articles/2023-02-15/al-gore-esg-fund-generation-shows-messiness-of-green-investing.

Mr. Gore’s purported efforts to fight climate change via Generation IM and Kleiner Perkins have also benefited him financially. In 2013, Bloomberg News estimated his net worth was over $200 million,27 with newer estimates putting him at over $300 million.28 His wealth also includes stock options received as compensation for membership on Apple’s board that were exercised at a fraction of the market price. As of 2020, his Apple stock was worth roughly $35 million.29 Adjusting for the current market price (113,585 shares before the 2020 stock split30 and a share price of roughly $150 as of February 17, 202331), his stake is valued at approximately $70 million.

During Mr. Gore’s tenure on Apple’s board, the company has aggressively pushed for a 100 percent renewable energy-powered supply chain.32 Yet, outside of Apple, Mr. Gore has invested heavily in green-energy technologies, which Apple directly supports, potentially boosting Mr. Gore’s investments. Thus, Mr. Gore’s position on Apple’s board presents an apparent conflict of interest, as his investment firms finance the same technologies Apple promotes.

For example, in 2009, Apple resigned from the U.S. Chamber of Commerce in protest of the chamber’s opposition to cap-and-trade legislation.33 At the time, Generation IM held a substantial position in the Chicago Climate Exchange (CCX), which “was poised to make windfall profits selling CO2 offsets if and when cap-and-trade was passed,” according to an article published by Forbes in 2013.34

27 Levy, A., & Wells, K. “Gore Being Romney-Rich With $200 Million Ascends in Bush Defeat,” Bloomberg, May 6, 2013. See https://www.bloomberg.com/news/articles/2013-05-06/gore-is-romney-rich-with-200-million-after-bush-defeat.

28 Vincent, J. “Al Gore's Generation Investment Management Portfolio – Q1 2022 Update,” Seeking Alpha, June 3, 2022. See https://seekingalpha.com/article/4516149-al-gores-generation-investment-management-portfolio-q1-2022-update.

29 Lin, E. “Al Gore's Apple Stock Is Now Worth $35 Million,” Barron’s, February 2, 2020. See https://www.barrons.com/articles/al-gore-apple-stock-is-now-worth-35-million-51580404032.

30 Savitz, E. J. “Apple's Stock Split 4-for-1. Here's What That Means,” Barron’s, August 31, 2020. See https://www.barrons.com/articles/apples-stock-is-about-to-split-heres-what-it-means-for-investors-51598632773.

31 “Apple Inc. (AAPL) Stock Historical Prices & Data,” Yahoo! Finance, February 18, 2023. See https://finance.yahoo.com/quote/AAPL/history/.

32 “Apple Powers Ahead in New Renewable Energy Solutions With Over 110 Suppliers,” Apple, Inc., February 9, 2023. See https://www.apple.com/newsroom/2021/03/apple-powers-ahead-in-new-renewable-energy-solutions-with-over-110-suppliers/.

33 Galbraith, K. “Apple Resigns From U.S. Chamber of Commerce,” The New York Times, October 6, 2009. See https://www.nytimes.com/2009/10/06/business/energy-environment/06apple.html.

34 Bell, L. “Blood and Gore: Making a Killing on Anti-Carbon Investment Hype,” Forbes, November 3, 2013. See https://www.forbes.com/sites/larrybell/2013/11/03/blood-and-gore-making-a-killing-on-anti-carbon-investment-hype/?sh=336f578632dc.

Climate Hypocrisy

When questioned on his personal carbon footprint in a 2017 interview with Jake Tapper on CNN, Mr. Gore responded, “Well, I don't have a private jet. And what carbon emissions come from my trips on Southwest Airlines are offset. I live a carbon-free lifestyle to the maximum extent possible.”35

However, further examination reveals that Mr. Gore has lived a hypocritical carbon-intensive lifestyle. In 2017, the National Center for Public Policy Research reported that Mr. Gore’s home uses over 20 times more electricity than the average U.S. household. Heating his pool alone requires more energy than six average U.S. households. And as of 2017, only 5.7 percent of his total energy usage came from renewable sources.36 He purchases carbon credits to offset his high fossil fuel usage.37 But in 2019, ProPublica published a report titled, An Even More Inconvenient Truth: Why Carbon Credits for Forest Preservation May Be Worse Than Nothing, explaining why carbon offset credits often do more damage than harm.38

An additional $100 million of his net worth is derived from the sale of Current TV to Al Jazeera, which is funded by the Qatari government’s oil profits.39 And despite his sizable net worth, Mr. Gore has little publicly available history of donating to climate mitigation efforts.

Politicization

Apple says it has avoided getting involved in political issues. For example, according to Apple’s “Public Policy Advocacy” statement, “Apple does not make political contributions to individual candidates or parties, and we do not have a political action committee (PAC).”[40]

35 Hains, T. “Al Gore: ‘I Live A Carbon-Free Lifestyle’,” RealClearPolitics.com, June 4, 2017. See https://www.realclearpolitics.com/video/2017/06/04/al_gore_i_dont_have_a_private_jet_i_live_a_carbon-free_lifestyle.html#

36 Johnson, D. “Al Gore’s Inconvenient Reality: The Former Vice President’s Home Energy Use Surges Up to 34 Times the National Average Despite Costly Green Renovations,” National Center for Public Policy Research, April 1, 2021. See https://nationalcenter.org/ncppr/2017/08/01/al-gores-inconvenient-reality-the-former-vice-presidents-home-energy-use-surges-up-to-34-times-the-national-average-despite-costly-green-renovations-by-drew-johnso/.

37 Harder, A. “The Carbon Footprints of Al Gore, Bill Gates, Greta Thunberg and Bill McKibben,” Axios, December 9, 2019. See https://www.axios.com/2019/12/09/carbon-footprints-rich-activists.

38 Song, L. “An (Even More) Inconvenient Truth: Why Carbon Credits for Forest Preservation May be Worse Than Nothing,” ProPublica, May 22, 2019. See https://features.propublica.org/brazil-carbon-offsets/inconvenient-truth-carbon-credits-dont-work-deforestation-redd-acre-cambodia/.

39 Rapier, R. “Al Gore’s Hypocrisy: The Climate Crusader Profits From Fossil Fuels,” OilPrice.com, February 6, 2013. See https://oilprice.com/Energy/Energy-General/Al-Gores-Hipocrisy-The-Climate-Crusader-Profits-from-Fossil-Fuels.html.

40 Public Policy Advocacy. Apple, Inc. See https://www.apple.com/public-policy-advocacy/

Thus, Mr. Gore’s political history and ongoing activism make him a poor choice for Apple’s board. In addition to his stance on the environment, Mr. Gore has publicly commented on various topics during his tenure, including COVID-19,41 former President Donald Trump,42 and the 2020 election.43 So, Mr. Gore’s inclusion on Apple’s board is a significant threat to the company’s apolitical reputation, and risks alienating a substantial portion of its American stakeholders.

Trump,44 and the 2020 election.45 So, Mr. Gore’s inclusion on Apple’s board is a significant threat to the company’s apolitical reputation, and risks alienating a substantial portion of its American stakeholders.

Conclusion

Mr. Gore has held a position on Apple’s board since 2003, despite having no relevant experience in technology or core business functions. His primary benefit to the board is his supposed climate change expertise. However, Mr. Gore’s public reputation is inconsistent with his track record, his carbon-intensive lifestyle, and his actual investments. Instead, he has used his public advocacy as a tool for personal enrichment. In addition, his political activism poses to Apple a reputational risk that is not worth his limited skillset.

Thus, we urge you to vote AGAINST Al Gore as director nominee at Apple’s annual meeting on March 10, 2023.

41 LeBlanc, P. “Al Gore Rips Trump’s COVID-19 Response: ‘He’s Trying to Gaslight the Virus’,” CNN, September 17, 2020. See https://www.cnn.com/2020/09/16/politics/al-gore-trump-coronavirus-cnntv/index.html.

42 Schaffstall, K. “Al Gore Opens Up About Trump Impeachment Hearings, ‘Extreme’ Partisanship,” The Hollywood Reporter, November 20, 2019. See https://www.hollywoodreporter.com/news/politics-news/al-gore-trump-impeachment-hearings-fight-end-climate-change-1256576/.

43 Durkee, A. “Al Gore Says It ‘Doesn't Matter’ if Trump Won’t Concede Election: ‘It’s Not Up To Him’,” Forbes, August 25, 2020. See https://www.forbes.com/sites/alisondurkee/2020/08/25/al-gore-says-it-doesnt-matter-if-trump-wont-concede-election-its-not-up-to-him/?sh=258deb54250d.

44 Schaffstall, K. “Al Gore Opens Up About Trump Impeachment Hearings, ‘Extreme’ Partisanship,” The Hollywood Reporter, November 20, 2019. See https://www.hollywoodreporter.com/news/politics-news/al-gore-trump-impeachment-hearings-fight-end-climate-change-1256576/.

45 Durkee, A. “Al Gore Says It ‘Doesn't Matter’ if Trump Won’t Concede Election: ‘It’s Not Up To Him’,” Forbes, August 25, 2020. See https://www.forbes.com/sites/alisondurkee/2020/08/25/al-gore-says-it-doesnt-matter-if-trump-wont-concede-election-its-not-up-to-him/?sh=258deb54250d.

Photo credits:

Page 2 – World Bank Photo Collection, Creative Commons

Page 3 – The Rachel Maddow Show, Creative Commons

Page 4 – JoshC, Creative Commons

Page 6 – Center for American Progress Action Fund, Creative Commons

Page 8 – BrookingsInst./Creative Commons

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For questions regarding Apple Inc. – Proposal #1, National Legal and Policy Center’s opposition to Al Gore’s re-election as Director, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.